FILED PURSUANT TO RULE 424(b)(2)
FILE NO. 333-81205

PROSPECTUS

                     UP To 1,130,000 SHARES OF COMMON STOCK

                  APPLIANCE RECYCLING CENTERS OF AMERICA, INC.


      Certain of our shareholders are offering to sell up to a maximum of 1,130,000 of their shares of our Common Stock under this prospectus. Appliance Recycling will not receive any of the proceeds from the sale of these shares to the public. There is no fixed period of time during which these shares may be offered or sold by the selling shareholders.

      The selling shareholders have told Appliance Recycling that sales of their shares of Common Stock being offered under this prospectus may be made at various times in the over-the-counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale or at privately negotiated prices.

      The Common Stock is not traded on any exchange. The Common Stock is traded on the OTC Bulletin Board under the symbol ARCI. On July 8, 1999, the last sale price of the Common Stock as reported was $.59 per share.

         INVESTORS SHOULD CAREFULLY REVIEW THE INFORMATION CONTAINED IN THE SECTION OF THIS PROSPECTUS ENTITLED "RISK FACTORS" ON PAGE 4.

         Neither the Securities And Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. any representation to the contrary is a criminal offense.

      You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with any different information. There may be changes relating to Appliance Recycling or its business since the date of this prospectus or the date of any document that we have referred you to that are not reflected in this prospectus or any document that we have referred you to.

      This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. All the information that is important to you may not be contained in this prospectus. For further information you should refer to the registration statement including all exhibits filed with the Securities and Exchange Commission. You may obtain copies of that information in a manner described in the section of this prospectus entitled "Available Information" on page 3.

                  The date of this Prospectus is July 9, 1999.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

AVAILABLE INFORMATION..........................................................3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE................................3

SUMMARY........................................................................4

RISK FACTORS...................................................................4

BUSINESS.......................................................................9

SELLING SHAREHOLDERS..........................................................10

USE OF PROCEEDS...............................................................12

PLAN OF DISTRIBUTION..........................................................12

LEGAL MATTERS.................................................................13

EXPERTS.......................................................................13

                              AVAILABLE INFORMATION

         Appliance Recycling is a reporting company under the Securities Exchange Act of 1934. Appliance Recycling files annual, quarterly and special reports, proxy statements and other information electronically with the Securities and Exchange Commission. Such material can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information relating to the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect and copy such information at the SEC's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain copies of such material by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. YOU MAY ALSO ACCESS SUCH MATERIAL THROUGH THE SEC'S HOME PAGE ON THE INTERNET AT http://www.sec.gov.

         THE COMMON STOCK OF THE COMPANY IS NOT TRADED ON THE NASDAQ MARKET OR ANY STOCK EXCHANGE. THE COMMON STOCK IS CURRENTLY TRADED OVER-THE-COUNTER ON THE OTC BULLETIN BOARD; HOWEVER, WE CANNOT ASSURE YOU SUCH TRADING WILL CONTINUE. THEREFORE, THERE MAY BE NO MARKET FOR THE COMMON STOCK.

         For further information with respect to Appliance Recycling and the Common Stock offered by the prospectus, we refer you to the registration statement, including the exhibits filed or incorporated as a part of the registration statement. You may inspect or obtain copies of the registration statement at prescribed rates from the Public Reference Section of the SEC at the address set forth above. You may also obtain certain information listed below from our offices.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         This prospectus is part of a registration statement Appliance Recycling filed with the SEC to register the Appliance Recycling Common Stock to be sold to the public by certain selling shareholders. It does not repeat important information that you can find in the registration statement or in the reports or other documents that Appliance Recycling files with the SEC. The SEC allows Appliance Recycling to "incorporate by reference" certain information it files with them. This means that Appliance Recycling can disclose important information to you by referring to other documents that are legally considered to be part of this prospectus. Appliance Recycling incorporates by reference the documents listed below made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

         1. Appliance Recycling's Annual Report on Form 10-K for the fiscal year ended January 2, 1999, without exhibits (File No. 0-19621);

         2. Appliance Recycling's Proxy Statement for the Annual Meeting of Shareholders held April 29, 1999;

         3. Appliance Recycling's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 1999, without exhibits; and

         4. The description of Appliance Recycling's Common Stock set forth in Appliance Recycling's registration statement on Form 8-A filed with the SEC on October 28, 1991.

         A copy of our Annual Report accompanies this Prospectus. You may request a copy of the filings listed above, without exhibits, at no cost by writing or telephoning Appliance Recycling at the following address: Appliance Recycling, Inc., Investor Relations, 7400 Excelsior Boulevard, Minneapolis, Minnesota, 55426-4517, Telephone: 612-930-9000.

--------------------------------------------------------------------------------

                                     SUMMARY

OFFER TO SELL STOCK

         This offer to sell up to 1,130,000 shares of Appliance Recycling Common Stock is being made by certain of our shareholders. The Company will not receive any of the proceeds from this sale. Most of the shares of Common Stock offered were purchased by the current holders from Appliance Recycling in a private placement in February 1999.


APPLIANCE RECYCLING CENTERS OF AMERICA, INC.

         Appliance Recycling provides a comprehensive range of services for the large-scale collection, resale and recycling of major household appliances in an environmentally sound manner. We generate revenues from two main sources: the retail sale of appliances and the recycling of appliances.

         Appliance Recycling's executive offices are located at 7400 Excelsior Boulevard, Minneapolis, MN 55426, and its telephone number is (612) 930-9000.

--------------------------------------------------------------------------------


                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS OR CASH FLOWS, COULD BE MATERIALLY ADVERSELY AFFECTED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

         LACK OF RECENT PROFITS FROM OPERATIONS; CAPITAL REQUIREMENTS. We experienced a net loss for the first fiscal quarter of 1999 and for each of the fiscal years 1996, 1997 and 1998. Our full financial information is set out in our Form 10-K which accompanies this prospectus. At January 2, 1999, we had a working capital deficit of $471,000, which was reduced to $294,000 at April 3, 1999.

         Our current $2.0 million revolving line of credit with Spectrum Commercial Services, a division of Lyon Financial Services, Inc. is secured by all of our receivables and inventory and is guaranteed by Edward Cameron, our Chief Executive Officer. The amount of money that we can borrow under this line of credit is based on a formula using our receivables and inventories. The line of credit has a maturity date of August 30, 1999, and provides that the lender may demand payment in full of the entire loan at any time. The lender has indicated that it will extend this loan to August 2000 on similar terms. The loan provides for a rate of interest equal to 5 percentage points over the prime lending rate, but never less than 10% per year (the interest rate as of April 3, 1999 was 12.75%), and minimum monthly interest payments of $5,625 regardless of the outstanding principal balance. If there is an event of default under the loan, the interest rate may increase by 5 percentage points per year. The loan also requires that we meet certain financial covenants, provides payment penalties if we cannot comply, limits the amount of other debt we may incur, limits the amount we may spend on fixed assets, and limits our payments of stock dividends. At June 26, 1999, we had borrowed approximately $1,058,000 under this line of credit and had the ability to borrow approximately $491,000 more.

         We also have a term loan agreement with Medallion Capital, Inc. in the principal amount of $3.5 million. The maturity date for the term loan is September 30, 2005 and the interest rate is 13% per year. The term loan is secured by all of our personal property, equipment and real estate, and provides the lender with non-voting attendance rights at meetings of our Board of Directors. When we entered into the term loan, we issued to Medallion a warrant to purchase 700,000 shares of Common Stock at $2.50 per share, subject to adjustment in certain circumstances. In February 1999 we sold shares of Common Stock in a private placement at $.50. That sale triggered a price reduction in the exercise price under the Medallion warrant to $.60 per share. Medallion purchased 100,000 shares in that placement, which are being sold under this prospectus. In September 1998, we also issued to Dougherty Summit Securities LLC, as agent in placing the term loan, a warrant to purchase 125,000 shares of Common Stock at $2.50 per share and paid them a placement fee of $180,000. We used all the proceeds we received from the term loan to repay approximately $1,500,000 of outstanding indebtedness, to finance inventory and for other general corporate purposes.

         Our commitment to providing comprehensive, integrated appliance recycling services and to developing a chain of retail stores will require a significant continuing investment in capital equipment and leasehold improvements, and could require additional investment in real estate.

         Our total capital requirements will depend, among the other things we have discussed in this prospectus and the other documents we have incorporated herein by reference, on the number of recycling centers operating and the number and size of retail stores operating during the fiscal year. Currently, we have three centers and 7 retail stores in operation. If our revenues are lower than anticipated or our expenses are higher than anticipated or our current line of credit cannot be maintained and renewed in August 1999, we may require additional capital to finance our operations. Even if we are able to maintain our current line of credit, we may need additional equity or other capital in the future. Sources of additional financing, if needed in the future, may include further debt financing or the sale of equity (including the issuance of preferred stock) or other securities. We cannot assure you that any additional sources of financing or new capital will be available to us, or available on acceptable terms, or permitted by the terms of our current debt. In addition, if we sell additional equity to raise funds, all outstanding shares of Common Stock will be diluted.

         LACK OF TRADING MARKET. The Common Stock is not traded on any other market or stock exchange, but is traded on the OTC Bulletin Board. Effective September 8, 1998, our Common Stock was delisted from The Nasdaq SmallCap Market for failure to meet continued listing requirements, specifically the net worth requirements. Prior to February 25, 1997, our Common Stock had been traded on the Nasdaq National Market. We cannot assure you that trading on the OTC Bulletin Board will be continued; therefore, there may be no market for any shares of Common Stock that you purchase.

         POTENTIAL TO SEVERELY AFFECT MARKET PRICE; SHARES ELIGIBLE FOR FUTURE SALE; DILUTION. We currently have 2,266,744 shares of Common Stock outstanding, approximately 1,432,689 of which are "restricted securities." The 1,130,000 shares offered under this prospectus, which represent approximately 50% of our outstanding shares, are now freely transferable without further restriction or registration under the Securities Act of 1933. The remaining 302,689 restricted shares are held by our CEO and are eligible for sale to the public under the SEC's Rule 144. The provisions of Rule 144 currently restrict the volume of sales by any single affiliate of the Company, such as officers, directors and major shareholders, to approximately 22,670 shares each within any three-month period. There is no such restriction on the shares being sold under this prospectus.

         As of July 1, 1999, we had outstanding options and warrants outstanding to purchase approximately 1,160,000 additional shares of our Common Stock.

         Sales of substantial amounts of Common Stock into the public market, such as the shares being offered under this prospectus or under Rule 144, could adversely affect any market price for our Common Stock.

         DEPENDENCE ON RETAIL SALES. In 1995, we began operating a chain of retail stores which sell reconditioned appliances under the name Encore(R) Recycled Appliances, later changed to Appliance$mart(SM). In response to the decrease in demand for services from electric utilities, we have shifted our main focus to the sale of appliances in the last few years. Currently, we operate 7 retail stores which sell used, reconditioned, "scratch and dent" new appliances and factory overruns.

         Retail revenues have much lower profits margins than recycling revenues. We believe that our future economic results will be heavily dependent on our retail stores. In 1996 and 1997, approximately 35% of our revenues were from retail sales, and in 1998 approximately 58% of our revenues were from retail sales. We currently expect that retail revenues will account for approximately 60% of total revenues for 1999. However, we cannot assure you that sales from our stores will grow at the rates we currently anticipate.

         In 1997, 1998, and first quarter 1999, we incurred a net loss. In 1997, we focused on stabilizing our business and developing a stronger foundation for our retail business. During that year we were able to reduce our loss from operations. Then in each quarter of 1998, we reported a loss from operations due to lower than planned retail sales of reconditioned items and recycling volumes from the energy conservation program of Southern California Edison Company. At this time, we plan to close three to four of our smaller stores and consolidate the sales into existing stores. We do not plan to expand our retail business into new geographic markets for the remainder of 1999. We cannot assure you that any new stores will be opened in the future or that any individual current or future store will obtain or maintain projected profitability.

         We currently have an agreement with Whirlpool Corporation to acquire "scratch and dent" appliances, primarily from their Ohio region. Certain events concerning the retail stores could significantly affect our profitability in the future. These include the speed at which our retail stores reach their projected profitability, if at all, whether future stores are able to attain planned profitability levels, whether we are able to maintain our reduced overhead or whether we incur higher than expected costs and expenses, the continuation and cost of the Whirlpool agreement, and the availability of sufficient capital to cover opening of stores and other costs until profits from operations are available.

         RECYCLING CUSTOMER CONTRACTS. In the past, our business was dependent solely upon our ability to obtain new contracts and continue existing contracts for appliance recycling services with utility companies, large retailers of new appliances, refuse haulers, landfill operators, vending machine owners, and local governments. Contracts with these entities generally have initial terms of one to four years, with renewal options and early termination clauses. While the recycling and byproducts portion of our business has diminished from approximately 65% in fiscal 1996 and 1997 to approximately 42% in fiscal 1998, we are still dependent on certain customers for a large portion of our revenues. Generally, recycling revenues have a higher gross profit than retail revenues.

         Our major utility customer, Southern California Edison Company, accounted for approximately 38% of our net revenues for fiscal 1997 and approximately 29% for 1998. The loss or material reduction of business from Southern California Edison, or any major customer, could adversely affect our net revenues and profitability. Our current contract with Southern California Edison was signed in April 1999 to renew the refrigerator recycling program through December 1999. Unlike the previous contract, the 1999 contract does not provide for a minimum number of refrigerators to be recycled. The timing and amount of revenues will be dependent on advertising by Southern California Edison.

         We cannot assure you that our existing contracts will be continued or renewed, that existing customers, including Southern California Edison, will continue to use our services at current levels, or that we will be successful in obtaining new recycling contracts.

         As we expand our operations into the retail business, we anticipate that utility customers will represent a smaller percentage of our net revenues. However, we cannot assure you that we will be able to operate our retail stores so as to avoid significant decreases in revenues as compared to prior years.

         SEASONALITY. We experience seasonal fluctuations in our operating results. Our revenues are generally higher during the second and third calendar quarters and lower in the first and fourth calendar quarters. We expect that we will continue to experience such seasonal fluctuations.

         CONTROL BY EXISTING MANAGEMENT AND LENDERS. Currently, Edward Cameron, Chairman and CEO, owns approximately 13% of our outstanding shares of Common Stock, which are pledged to secure certain loans. Our officers and directors together hold approximately 20%, including any options or warrants they may hold. One of our principal lenders, Medallion Capital, Inc., owns approximately 4% of our outstanding shares and holds currently exercisable warrants to purchase 700,000 additional shares of Common Stock at $.60 per share, which would represent an additional approximately 24% of our outstanding Common Stock. Medallion is one of the selling shareholders in this offering. If Medallion does not sell its shares, and does exercise its warrant, it would own approximately 27% of our outstanding shares of Common Stock. Medallion also has a non-voting right to attend and participate in all Board meetings. Because of such ownership, our management, or possibly Medallion, may be able to significantly effect the affairs of the Company, including the election of the Board of Directors.

         DEPENDENCE UPON KEY MANAGEMENT; REDUCTION OF OVERHEAD. We believe our operations are materially dependent upon the continued services of our present management. We have recently reduced our number of personnel in an effort to significantly cut corporate overhead. The loss of the services of one or more members of present management, including Edward R. Cameron, our founder, Chairman of the Board and current CEO, could adversely affect our business. We do not have employment contracts with present management. We do maintain key person insurance on the life of Mr. Cameron in the amount of $1,000,000, a portion of which has been assigned as collateral for our current line of credit.

         GOVERNMENT REGULATION. The business of recycling appliances is subject to certain governmental laws and regulations and is becoming increasingly regulated. Our appliance recycling centers are subject to various federal, state and local laws, regulations and licensing requirements which relate to the collection, processing and recycling of household appliances. Requirements for registrations, permits and licenses vary among our market areas. We have registered our centers with the EPA as hazardous waste generators and obtained licensed, where required, from appropriate state and local authorities. We have agreements with approved and licensed hazardous waste companies for transportation and disposal of PCBs from our centers.

         The 1990 Amendments to the Clean Air Act provide for the phase out of the production of CFCs over a period of years.

         In late 1992, Congress adopted the Federal Energy Policy Act of 1992 to encourage energy efficiency. One component of this act allows for deregulation of the nation's energy providers, including the electric utility industry. The ultimate impact of deregulation on the electric utility industry is yet unknown; therefore, we cannot assure you that we will be able to continue certain of our current operations in a deregulated environment.

         While we believe that further government regulation in this area could have a positive effect on our business, we cannot say at this point what course future regulation could take and how that might affect our business. Under some circumstances, further regulation could materially increase the costs of our operations and have an adverse effect on our business. In addition, as is the case with all companies handling hazardous materials, under some circumstances we may be subject to contingent liability.

         COMPETITION. Competition for our retail stores comes from new appliance retailers and other reconditioned and used appliance retailers. Each of our separate locations will compete not only with local and national chains of new appliance retailers, many of whom have been in business longer than we have and who may have significantly greater assets, but will also be required to compete with numerous independently owned retailers of used and reconditioned appliances. Many of our retail operations are currently in a start-up mode; therefore, we cannot assure you that we will be able to compete effectively in any such market.

         While recycling revenues could become a smaller part of our business for the foreseeable future, many factors, including existing and proposed governmental regulation, may affect competition in the waste management and environmental services industry. We generally compete with two or three companies which are based in the geographic area to be served under the contract and which generally offer some of the services we provide. We expect our primary competition for contracts with existing or new customers to come from entrepreneurs entering the appliance recycling business, energy management consultants, current recycling companies, major waste hauling companies, scrap metal processors and used appliance dealers. In addition, some of our customers, such as utility companies and local governments, may operate appliance recycling programs internally rather than contracting with us or other third parties. We cannot assure you that we will be able to compete profitably in any of our chosen markets.

         FORWARD LOOKING STATEMENTS. Any written or oral statements regarding our future operations, performance and results, and anticipated liquidity, whether contained in this prospectus, in any filing with the SEC, or any other information or statement, are forward-looking and are subject to certain risks and uncertainties, including those discussed in this prospectus. In addition, our future performance will be affected by many things, including:

         * the ability of our main public utility customer, Southern California Edison Company, to deliver units under their contract with us.

         * the timing of delivery and the timing of advertising by Southern California Edison.

         * the ability of our individual retail stores to meet planned revenue levels.

         * the speed at which our individual retail stores reach profitability, if at all.

         * the continuation of our agreement with Whirlpool Corporation and our continued ability to purchase product from Whirlpool at acceptable prices.

         * our costs and expenses being realized at higher than expected levels, our ability to secure an adequate supply of used appliances for resale.

         *        the continued availability of our current line of credit.

                                    BUSINESS

         Appliance Recycling Centers of America, Inc. provides a comprehensive range of services for the large-scale collection, resale and recycling of major household appliances in an environmentally-sound manner. We generate revenues from two main sources: retail and recycling. Retail revenues are sales of appliances, warranty and service revenue and delivery fees. Recycling revenues are fees charged for the disposal of appliances and sales of scrap metal and reclaimed chlorofluorocarbons generated from processed appliances. In prior reports, we had separately reported byproduct revenues, which now are included in recycling revenues.

         We currently operate three recycling centers (located in Columbus, Ohio; Minneapolis, Minnesota; and Los Angeles, California) and seven retail stores: four in Minneapolis/ Saint Paul, one in California and two in Columbus, Ohio.

         The history of our business and our current focus is discussed in detail in our Annual Report on Form 10-K, filed with the SEC. Our audited year-end financial information is also included in the Form 10-K. A copy, without exhibits, accompanies this prospectus.

         Updated information on our business and our financial situation is contained in the quarterly reports we file with the SEC. We will provide you, upon your request, with a copy of our most recent report on Form 10-Q, without exhibits.

         We were incorporated under the laws of the State of Minnesota in 1983, although we commenced the appliance recycling business in 1976 through our predecessor. Our principal executive offices are located at 7400 Excelsior Boulevard, Minneapolis, Minnesota 55426-4517; telephone number (612) 930-9000.

                              SELLING SHAREHOLDERS

         Up to 1,130,000 shares of Common Stock owned by the selling shareholders named in the following table may be sold under this prospectus. These shares represent approximately 50% of all shares outstanding.

         The table sets forth certain information with respect to the beneficial ownership of Appliance Recycling's Common Stock by the selling shareholders and any relationships they may have or have had with the Company during the past three years. Unless otherwise indicated, the selling shareholders possess sole voting and investment power with respect to the shares shown.

         Except as stated in footnote 1 below the table, all of the shares to be sold were bought by the selling shareholders from the Company at $.50 per share in a private placement in February 1998.

         This table does not include shares which can be acquired under options and warrants that are exercisable within 60 days of the date of this prospectus, assumes that after the offering all of the shares offered by each selling shareholder have been sold, and assumes that no additional shares are purchased. The percentage ownership is based on 2,266,744 shares outstanding. Shares which can be purchased under options or warrants that are outstanding are included in the footnotes only.

                                               Prior to Offering                             After Offering
                                           ------------------------                    ------------------------
                                            Current                       Number
                                             Number     Percent of       of Shares     Number of    Percent of
Name                                       of Shares    Outstanding     to be Sold      Shares      Outstanding
------------------------------------       ---------    -----------     ----------     ---------    -----------
Perkins Capital Management Inc.(1)          639,588             28%       100,000       539,588         23.8%

Pyramid Partners, L.P.(1)                   437,700             19%       400,000        37,700          1.7%

Medallion Capital, Inc.(2)                  100,000              4%       100,000            (2)           0%

Marvin Goldstein(3)                         100,000              4%       100,000            (3)           0%

Charles F. Bond                             100,000              4%       100,000            -0-           0%

Charles R. Delamater                         60,000              3%        60,000            -0-           0%

John Pagnucco(4)                             60,000              3%        60,000            (4)           0%

Dale Ragan                                   60,000              3%        60,000            -0-           0%

John S. Mackay                               50,000              2%        50,000            -0-           0%

Jerry E. Mathwig                             50,000              2%        50,000            -0-           0%

Ford J. Nicholson                            50,000              2%        50,000            -0-           0%
                                          ---------      ---------      ---------     ---------    ---------

            TOTAL                         1,707,288             75%     1,130,000       577,288         25.5%
                                          =========      =========      =========     =========    =========

(1) In May 1998, we sold in a private placement 100,000 shares at a purchase price of $2.00 per share to an account managed by Perkins Capital Management Inc. In our February 1999 private placement, Pyramid Partners, L.P., an account managed by Perkins Capital, bought 400,000 shares. Based on information as of May 31, 1999 given by Perkins Capital, it beneficially owned 552,088 shares as a result of serving as investment advisor to various clients, and The Perkins Opportunity Fund beneficially owned 87,500 shares (of which Perkins Capital disclaims beneficial interest). Perkins Capital has sole dispositive power as to 639,588 shares and sole voting power as to 625,575 shares. The shares owned by Pyramid Partners are included in the 639,588 shares listed on the table as held by Perkins Capital.

(2) Medallion is one of the Company's principal lenders. In connection with a September 1998 loan, we issued to Medallion a warrant to purchase 700,000 shares of common stock and granted Medallion non-voting attendance at all Board of Directors meetings. The warrant is currently exercisable at $.60 per share. The shares owned by Medallion do not include the warrant shares. If the warrant was exercised, Medallion would own approximately 27% of the shares outstanding.

(3) Mr. Goldstein has been a director of the Company since November 1998. The shares owned by Mr. Goldstein do not include options to purchase 10,000 shares under the Company's option plan or warrants to purchase 5,000 shares granted under a consulting agreement. If those were exercised, Mr. Goldstein would own approximately 5% of the shares outstanding.

(4) Mr. Pagnucco is a principal in Aethlon Capital LLC, the placement agent for the February 1999 private placement. The shares owned by Mr. Pagnucco do not include warrants to purchase 43,000 shares at $.50 per share held by Mr. Pagnucco or 40,000 warrants held by his partner. If Mr. Pagnucco exercised his warrants, he would own approximately 5% of the shares outstanding.

                                 USE OF PROCEEDS

         The shares of Common Stock being offered by this prospectus are being sold by the selling shareholders. Appliance Recycling will not receive any of the proceeds from the sale of these shares of Common Stock to the public.

                              PLAN OF DISTRIBUTION

         Any or all of the shares of Common Stock being offered by this prospectus may be sold at various times in different transactions at different offering prices directly by the selling shareholders. Appliance Recycling will not receive any of the proceeds.

         Also, the selling shareholders may, at various times, offer their shares of Common Stock through underwriters, dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of these shares of Common Stock.

         The selling shareholders have told Appliance Recycling that they have no special selling arrangements with any underwriters, brokers, agents or other person. If that should change, the selling shareholders are required to tell Appliance Recycling, and the Company will file, if necessary, a supplement to this prospectuses to describe any such material arrangements to sell these shares. The selling shareholders and any such underwriters, dealers or agents that participate in any distribution of these shares of Common Stock may be considered to be underwriters under the Securities Act, and any profit that they make on the sale of the Common Stock and any compensation they receive may be considered to be underwriting discounts and commissions under the Securities Act.

         The selling shareholders originally bought these shares of Common Stock from Appliance Recycling in private transactions in February 1999, at a price of $.50 per share, except for one purchase from the Company that was made in 1998 at $2.00 per share.

         Appliance Recycling is paying for the expenses of registering these shares of Common Stock for sale by the selling shareholders.

         We will use our best efforts to keep the registration statement with respect to these shares of Common Stock available until the earlier of one year from the date of this prospectus or the date when all such shares of Common Stock by have been sold by the selling shareholders.


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


                                  LEGAL MATTERS

         Certain matters with respect to the legality of the issuance and sale of these shares of Common Stock will be passed upon by Mackall, Crounse & Moore, PLC, Minneapolis, Minnesota. Denis E. Grande, Secretary of the Company, is a partner in Mackall Crounse & Moore, PLC, and members of the firm own an aggregate of less than one percent of the shares of Appliance Recycling Common Stock.

                                     EXPERTS

         McGladrey & Pullen, LLP, independent accountants, have audited the financial statements in our Annual Report on Form 10-K for the year ended January 2, 1999, as set forth in their report, which accompanies this prospectus and is also incorporated by reference. Our financial statements are incorporated by reference in reliance upon their report, given on their authority as experts in accounting and auditing.


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